SIT DIVIDEND GROWTH FUND-I SHARES
PSN'S LARGE CORE UNIVERSE
DECEMBER 31, 2003 TO MARCH 31, 2013



Outperforms in Pos. & Neg. Qtrs.
Underperforms in Neg. Qtrs. Outperforms in Pos. Qtrs.
Underperforms in Pos. Qtrs. Outperforms in Neg. Qtrs.
Underperforms in Pos. & Neg. Qtrs.
Standard & Poor's 500
90 Day U.S. Treasury Bill
131
106
81
56
31
6
-30
-5
20
45
70
95
120
145
DOWNSIDE CAPTURE RATIO

	Upside Mkt Cap Return	Upside Cap Ratio	Dnside Cap Return	Dnside Cap Ratio	R-Squared
Sit Dividend Growth Fund	27.87	97.78	-19.29	74.77	0.97
Standard & Poor's 500 ® Index	28.50	100.00	-25.80	100.00	1.00

RISK BENCHMARK USED FOR THIS ANALYSIS: STANDARD & POOR'S 500 ® Index

SEE REVERSE SIDE FOR DISCLOSURES

The prospectus contains the investment objective, risks, and charges and expenses of the Fund, as well as other information, which should be carefully considered before investing. For a free prospectus, call 1-800-332-5580 or download the prospectus at www.sitfunds.com.

Upside capture ratio measures a manager's performance in up markets relative to a particular benchmark. An up market is one in which the market's quarterly (or monthly) return is greater than or equal to zero. For example, a ratio of 50% means that the portfolio's value increased only half as much as its benchmark index during up markets.

Downside capture ratio measures a manager's performance in down markets relative to a particular benchmark. A down market is one in which the market's quarterly (or monthly) return is less than zero. For example, a ratio of 50% means that the portfolio's value fell only half as much as its benchmark index during down markets.

S&P 500® Index is an unmanaged capitalization-weighted index that measures the performance of 500 widely held common stocks of large-cap companies. It is not possible to invest directly in an index.

R-squared reflects the percentage of a manager's movements that can be explained by movements in its benchmark index. Values range from 0 to 100, where 0 indicates no correlation and 100 indicates perfect correlation. For example, an R-squared of 40 means that 40% of the manager's movements can be explained by movements in the benchmark index.